

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

February 19, 2009

Via Fax and Mail

Sai W. Chu
Chief Financial Officer
Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

   RE: **Seaspan Corporation**
       Form 20-F for the Year Ended December 31, 2007
       File Number: 001-32591

Dear Mr. Chu:

   We have completed our review of your Form 20-F and related filings, and at this time do not have further comments.

         Sincerely,

         Lyn Shenk
         Branch Chief